



06005219

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 44258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG Distributors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

333 Ludlow Street

(No. and Street)

Stamford   CT   06902

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James G. Kaiser, President   203-363-8279

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP

(Name – *if individual, state last, first, middle name*)

350 Bedford Street   Stamford   CT   06901

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __James G. Kaiser__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FMG Distributors, Inc.__ , as
of __December 31,__ , 20__05__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES __2006__

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMG DISTRIBUTORS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS



Berkow, Schechter & Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

To the Stockholder
FMG Distributors, Inc.
Stamford, CT 06902

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition
of FMG Distributors, Inc. as of December 31, 2005 and the related
statements of income, changes in stockholder's equity, and cash
flows for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audits.

We have conducted our audits in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of FMG
Distributors, Inc. as of December 31, 2005, and the results of its
operations and its cash flows for the year then ended in
conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained in the accompanying schedule, Computation Of Net Capital
Under Rule 15c3-1, is presented for purposes of additional
analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-
5 of the Securities and Exchange Commission. Such information has
been subjected to the auditing procedures applied in the audits of
the basic financial statements and, in our opinion, is fairly
stated in all material respects in relation to the basic financial
statements taken as a whole.

Berkow, Schechter & Company LLP

February 16, 2006

ASSETS

Current Assets:
Cash $ 9,532

Total Current Assets 9,532

Property and equipment, net of accumulated depreciation of
$45,718 28,855

TOTAL ASSETS $ 38,387

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
Accrued expenses $ 1,500
Accrued franchise taxes payable 250

Total Current Liabilities 1,750

Stockholder's Equity:
Common stock, no par value, 1,000 shares authorized,
  10 shares issued and outstanding 8,000
Additional paid in capital 9,171
Retained earnings 19,466

Total Stockholder's Equity 36,637

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 38,387

FMC DISTRIBUTORS, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	1,947
Interest income		12
Total Revenues		1,959
Expenses:		
Professional fees		2,100
Licenses and fees		980
State franchise tax		200
Total Expenses		3,280
Net loss	$	(1,321)

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 8,000	$ 6,871	$ 20,787	$ 35,658
Contributed capital	-	2,300	-	2,300
Net loss	-	-	(1,321)	(1,321)
Stockholder's equity, end of Year	$ 8,000	$ 9,171	$ 19,466	$ 36,637

Cash Flows From Operating Activities:

Net loss $ (1,321)

Decrease in cash due to change in:

Accrued expenses and other liabilites (250)

Net Cash Used In Operating Activities (1,571)

Cash Flows From Financing Activities:

Contribution from shareholder 2,300

Net Cash Provided By Financing Activities 2,300

Net Increase In Cash 729

Cash - Beginning of year 8,803

Cash - End of Year $ 9,532

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Income taxes $ 250

Subordinated loan, December 31, 2004	$ -
Loans received	-
Repayment of loan	-
Subordinated loan, December 31, 2005	$ -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Description of business - FMG Distributors, Inc. is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

Accounts receivable - accounts receivable are shown net of a reserve for bad debts.

Estimates - the preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2005.

Net capital	$7,782
Excess of net capital over requirements	$2,782
Aggregate indebtedness to net capital	.36-1.00

NOTE 3 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

Stockholder's equity		$ 36,637
Deductions:		
Fixed assets	28,855	
Total deductions		28,855
Net capital		7,782
Minimum net capital required		5,000
Excess of Net Capital Over Minimum Requirements		$ 2,782
Aggregate Indebtedness		$ 1,750

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA
of Form X-17A-5 as of December 31, 2005):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 9,532
Net increase in accrued expense and franchise taxes payable	(1,750)
Net Capital Per Above	$ 7,782



To the Stockholder
FMG Distributors, Inc.
Stamford, CT 06902

In planning and performing our audit of the financial statements
of FMG Distributors, Inc. for the year ended December 31, 2005, we
considered its internal control structure, including procedures
for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal
control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission, we have made a study of the practices and
procedures (including tests of compliance with such practices and
procedures) followed by FMG Distributors, Inc. that we considered
relevant to the objectives stated in rule 17a-5(g)(1), in making
the periodic computations of aggregate indebtedness and net
capital under rule 17a-3(a)(11) and the procedures for determining
compliance with the exemptive provision of rule 15c3-3. We did
not review the practices and procedures followed by the Company
(1) in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences
required by rule 17a-13; (2) in complying with the requirements
for prompt payment of securities under section 8 of Regulation T
of the Board of Governors of the Federal Reserve System; and (3)
in obtaining and maintaining physical possession or control of all
fully paid and excess margin securities of customers as required
by rule 15c3-3 because the Company does not carry security
accounts for customers or perform custodial functions relating to
customer securities.

The management of FMG Distributors, Inc. is responsible for
establishing and maintaining an internal control structure and the
practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and
related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the Commission's above-
mentioned objectives. Two of the objectives of an internal control
structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that
assets for which the Company has responsibility are safeguarded
against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of
financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding
paragraph.

9

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 1999 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 1998 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Certified Public Accountants

February 16, 2006